Exhibit 99.1

NIO Inc. Announces Completion of At-The-Market Offering of American Depositary Shares

SHANGHAI, China, November 19, 2021—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has completed its previously announced at-the-market offering (the “At-The-Market Offering”) of American depositary shares (“ADSs”), each representing one Class A ordinary share of the Company. Through the At-The-Market Offering, the Company has sold 53,292,401 ADSs and raised gross proceeds of US$2 billion, before deducting commissions paid to the distribution agents of approximately US$26 million and certain offering expenses. The Company currently plans to use the net proceeds from the At-The-Market Offering to further strengthen its balance sheet, as well as for general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to navigate the evolving and complex regulatory environment, including the various laws, regulations and regulatory requirements regarding cybersecurity, privacy, data protection and information security; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

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